CONSENT OF QUALIFIED PERSON

I, Matthew Bampton, confirm that:

I am the Qualified Person for the Mineral Resources for the Bisha and Harena deposits detailed in the Annual Information Form of Nevsun Resources Ltd. dated February 25, 2015 (“AIF”).

I have read National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and understand these Standards as pertains to the work for which I am responsible as disclosed in the AIF.

I am a Member of the Australian Institute of Geologists (Membership No.6028), and a Member of the Australasian Institute of Mining and Metallurgy. I have worked as a geologist for more than 20 years since my graduation from University. Relevant experience has been gained from working in the gold and base metal mining and exploration industry in various provinces throughout Australia. I am a Qualified Person as defined in NI 43-101, having more than 5 years of experience which is relevant to the style of mineralization and type of deposit described in the AIF, and to the activity for which I am accepting responsibility.

I have reviewed the AIF to which this statement of consent applies.

I am a Senior Consultant Geologist with Cube Consulting Pty Ltd of 1111 Hay Street, West Perth, WA 6005.  I am independent of the issuer (Nevsun Resources Ltd.) as described by Section 1.5 of NI 43-101, and I visited the minesite most recently in September 2014.

I verify that the information in the AIF is based on and fairly and accurately reflects in the form and context in which it appears, the information in my supporting documentation relating to Mineral Resources.

I consent to the release of the AIF and this statement of consent by Nevsun Resources Ltd.

Dated this 25th day of February, 2015

"Matthew Bampton"
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Signature of Qualified Person

      MATTHEW BAMPTON
Print name of Qualified Person